SCHEDULE 13G

                                (RULE 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


                            Micron Technology, Inc.
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                              (Name of Issuer)


                     Common Stock, par value $.10 per share
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                        (Title of Class of Securities)


                                   595112103
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                                (CUSIP Number)


                                Not Applicable
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           (Date of Event Which Requires Filing of this Statement)


    Check the appropriate box to designate the rule pursuant to which this
                              Schedule is filed:

                             [ ]    Rule 13d-1(b)

                             [X]    Rule 13d-1(c)

                             [ ]    Rule 13d-1(d)






PAGE 1 OF 5 PAGES

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CUSIP NO. 595112103                                    PAGE 2 OF 5 PAGES
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 1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
       (Entities Only)

       Texas Instruments Incorporated (IRS no. 75-0289970)

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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        Delaware
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    NUMBER OF SHARES            5. SOLE VOTING POWER           56,952,399
    BENEFICIALLY OWNED BY       6. SHARED VOTING POWER                N/A
    EACH REPORTING              7. SOLE DISPOSITIVE POWER      56,952,399
    PERSON WITH                 8. SHARED DISPOSITIVE POWER           N/A

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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        56,952,399

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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)


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 11     Percent of Class Represented by Amount in Row (9)

        9.6%
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 12     Type of Reporting Person (See Instructions)

        CO
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EXPLANATORY NOTE

    This Amendment No. 1 to Schedule 13G, amends, supplements and restates the Statement on Schedule 13G initially filed with the Securities and Exchange Commission on October 9, 1998 by Texas Instruments Incorporated.

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CUSIP NO. 595112103                                   PAGE 3 OF 5 PAGES


ITEM 1.

(a)  Name of Issuer:                Micron Technology, Inc.

(b)  Address of Issuer's Principal Executive Offices:

                                    8000 S. Federal Way
                                    P.O. Box 6
                                    Boise, Idaho 83707-0006

ITEM 2.

(a)  Name of Persons Filing:        Texas Instruments Incorporated

(b)  Address of Principal Business Office or, if none, Residence:

                                    12500 TI Boulevard
                                    P.O. Box 660199
                                    Dallas, TX 75266-0199

(c)  Citizenship:                   Delaware

(d)  Title of Class of Securities:  Common Stock, $.10 par value

(e)  CUSIP Number:                  595112103


ITEM 3.

         Not applicable.


ITEM 4.  OWNERSHIP

(a)  Amount beneficially owned:     56,952,399 shares

(b)  Percent of class:              9.6%

(All percentages computed by reference to the 593,340,331 shares that the Issuer reported as outstanding as of January 5, 2001, in its Report on Form 10-Q filed with the Securities and Exchange Commission
January 12, 2001.)

(c)  Number of shares as to which the person has:

    (i)   sole power to vote or to direct the vote:  56,952,399

    (ii)  shared power to vote or to direct the vote:  N/A

    (iii) sole power to dispose or to direct the disposition of:  56,952,399

    (iv)  shared power to dispose or to direct the disposition of:  N/A

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CUSIP NO. 595112103                                  PAGE 4 OF 5 PAGES


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
   COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.


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CUSIP NO. 595112103                                  PAGE 5 OF 5 PAGES



ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     March 20, 2001
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              (Date)


     /S/ WILLIAM A. AYLESWORTH
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           (Signature)


     William A. Aylesworth
     Senior Vice President,
     Treasurer and
     Chief Financial Officer
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           (Name/Title)